FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated January 21, 2009 announcing that Registrant has been selected by its long-time customer and Kazakhstan’s largest telecommunications operator, JSC Kazakhtelecom (KT), to expand its existing SkyEdge network to serve several hundred additional sites in remote locations nationwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated January 22, 2009

Gilat SkyEdge network to serve hundreds of sites in Kazakhstan as part of a Universal Service Obligation (USO) project

– JSC Kazakhtelecom uses Gilat SkyEdge broadband satellite network to also deliver advanced services to major corporations, enterprises, consumers and rural communities nationwide –

Petah Tikva, Israel, January 21, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been selected by its long-time customer and Kazakhstan’s largest telecommunications operator, JSC Kazakhtelecom (KT), to expand its existing SkyEdge network to serve several hundred additional sites in remote locations nationwide.

In addition to providing network connectivity for businesses and consumers, the new expansion will be used to provide telephony and broadband Internet services to remote communities in Kazakhstan as part of a Universal Service Obligation (USO). Gilat’s SkyEdge VSATs are ideally suited for USO requirements, with toll-quality telephony, low-power options and very high MTBF. SkyEdge enables the delivery of advanced enterprise data networking and telephony services.

“Gilat’s ability to anticipate and meet our requirements is the foundation of our successful, long-term business relationship. Gilat’s SkyEdge network, based on advanced VSAT technology and experience, enables us to continue to provide the highest level of customer service while meeting the complex networking requirements of Kazakhstan’s enterprises, government agencies and consumers,” said KT Chief Technical Director Lezgovko Aleksandr Vladimirovich.

Arie Rozichner, Gilat’s regional vice president, Eurasia, said, “We are proud to continue to support the growing needs of KT, a Gilat customer since 1998. Gilat’s VSAT technology provides an excellent solution for KT, enabling the delivery of cost-effective, high-speed Internet and telephony services to citizens amid Kazakhstan’s harsh terrain and severe weather conditions. We look forward to continuing our market leadership in Kazakhstan and helping KT improve the quality of life for citizens in the most remote regions of the country.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Kazakhtelecom

Kazakhtelecom is Kazakhstan’s largest provider of telecommunications services. As an international operator, KT maintains close cooperation with 154 overseas operators and 23 operators in the CIS and Baltic states, ensuring communication with more than 230 countries worldwide. In addition to serving a wide range of businesses and government agencies, KT serves more than two million urban telephone subscribers and more than 450,000 rural households. For more information, please visit KT at www.telecom.kz.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Director of Corporate Marketing
Tel. + 972-3-925-2406; kimk@gilat.com